Exhibit 99.2

Bitfarms™

Management's Discussion & Analysis

For the three months ended March 31, 2022

Q1
2022

Bitfarms Ltd. Management’s Discussion and Analysis For the three months ended March 31, 2022

Contents

Introduction	2
Company Overview	2
Consolidated Results of Operations	3
Selected Quarterly Information	6
Reconciliation of Non-IFRS measures	7
Geographical Information	8
Revenues	8
Property, plant and equipment	8
Liquidity and Capital Resources	8
Cash Flows	8
Working Capital	9
Capital Resources	9
Off-Balance Sheet Arrangements	12
Share Capital	12
Financial Instruments & Risks	14
Risk Factors	17
Related Party Transactions	17
Recent and Subsequent Events	18
Caution Regarding Forward-Looking Statements	18
Caution Regarding Non-IFRS Financial Performance Measures	20
Internal Controls	21
Additional Information	21
Glossary of Terms	21

Bitfarms Ltd. Management’s Discussion and Analysis For the three months ended March 31, 2022

Introduction

The following Management’s Discussion and Analysis (the “MD&A”) for Bitfarms Ltd. (together with its subsidiaries, the “Company” or “Bitfarms”), dated May 16, 2022, should be read in conjunction with the Company’s first quarter 2022 unaudited interim period condensed consolidated financial statements and its accompanying notes, and the 2021 audited annual consolidated financial statements and its accompanying notes. In addition, the MD&A should be read in conjunction with the Company’s Annual Information Form dated March 28, 2022, which, along with the financial statements, is available on SEDAR at www.sedar.com.

The Company’s first quarter 2022 unaudited interim period condensed consolidated financial statements and the accompanying notes have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), including IAS 34. The Company’s first quarter 2022 unaudited interim period condensed consolidated financial statements and this MD&A are reported in thousands of US dollars and US dollars, respectively, except where otherwise noted.

The Company utilizes a number of non-IFRS measures in assessing operating performance. Non-IFRS financial performance measures exclude the impact of certain items and are used internally when analyzing operating performance. Please refer to the “Caution Regarding Non-IFRS Financial Performance Measures” section of this MD&A for more information. This MD&A contains various terms related to the Company’s business and industry which are defined in the Glossary of Terms section of this MD&A.

Company Overview

The Company’s operations are predominantly in Canada and the United States, with new operations having commenced in Paraguay in 2022 and construction of a new facility having commenced in Argentina in 2021. Bitfarms owns and operates server farms, comprised of computers (referred to as a “Miners”) designed for the purpose of validating transactions, primarily on the Bitcoin Blockchain. The Miners operate 24 hours a day and revenue is earned from Block Rewards and transaction fees issued in the form of cryptocurrencies by the Bitcoin network. The Company contributes its Hashrate, which is used to validate transactions (referred to as “Mining”) to a Mining Pool in exchange for cryptocurrency tokens. Bitfarms accumulates its mined cryptocurrencies or exchanges them for U.S. dollars, as needed, through reputable and established cryptocurrency trading platforms. 9159-9290 Quebec Inc. (Volta), a wholly-owned subsidiary, assists Bitfarms in building and maintaining its server farms and provides electrician services to both commercial and residential customers in Quebec.

Bitfarms operates seven server farm facilities in Quebec, Canada, with electrical infrastructure capacity of 110 MW for Mining Bitcoin. The Company has contracts securing an aggregate of 160 MW of hydro-electric green energy in Quebec. On November 9, 2021, the Company acquired a Mining facility powered by hydro-electricity with a maximum capacity of up to 24 MW in Washington state as described in note 3 of the first quarter 2022 unaudited interim period condensed consolidated financial statements. The Company is currently operating 17 MW of electrical infrastructure and is in the process of upgrading the facility as described in the Washington Expansion section of this MD&A. In January 2022, the Company began operating a server farm facility in Paraguay, with electrical infrastructure of 10 MW powered by hydro-electric green energy. During 2021, the Company also secured 210 MW of natural gas-powered energy in Argentina and commenced the design, construction and procurement of infrastructure equipment for a mining facility at the energy source.

In addition, Bitfarms owns proprietary software that is used to control, manage, report and secure its Mining operations. The software scans and reports the location, computing power and temperature of all Miners to allow the Company to monitor performance and ensure Miners are operating at maximum capacity and up-time.

Bitfarms Ltd. Management’s Discussion and Analysis For the three months ended March 31, 2022

Consolidated Results of Operations

(U.S.$ in thousands except where indicated)	Three months ended
For the periods ended as indicated	March 31, 2022	March 31, 2021	$ Change	% Change
Revenues	40,329	28,432	11,897	42%
Cost of sales	23,292	9,120	14,172	155%
Gross profit	17,037	19,312	(2,275)	(12)%
Gross margin	42%	68%	—	—
General and administrative expenses	13,843	2,819	11,024	391%
Loss on disposition of digital assets	34	22	12	55%
Gain on revaluation of digital assets	(3,702)	—	(3,702)	(100%)
Gain on disposition of property, plant and equipment	(12)	(19)	7	(37%)
Operating income	6,874	16,490	(9,616)	(58)%
Operating margin	17%	58%	—	—
Net financial expenses (income)	(4,083)	23,425	(27,508)	(117%)
Net income (loss) before income taxes	10,957	(6,935)	17,892	258%
Income tax expense	6,438	670	5,768	861%
Net income (loss)	4,519	(7,605)	12,124	159%
Basic earnings (loss) per share (in U.S dollars)	0.02	(0.06)	—	—
Diluted earnings (loss) per share (in U.S dollars)	0.02	(0.06)	—	—
Revaluation gain on digital assets (net of tax)	—	5,128	(5,128)	(100%)
Total comprehensive income (loss)	4,519	(2,477)	6,996	282%
Gross mining profit (1)	30,140	22,267	7,873	35%
Gross mining margin (1)	76%	80%	—	—
EBITDA (1)	27,033	(3,029)	30,062	992%
EBITDA margin (1)	67%	(11%)	—	—
Adjusted EBITDA (1)	32,343	19,701	12,642	64%
Adjusted EBITDA margin (1)	80%	69%	—	—

nm:	not meaningful

[1]	Gross mining profit, Gross mining margin, EBITDA, EBITDA margin, Adjusted EBITDA and Adjusted EBITDA margin, are non-IFRS performance measures; refer to the Non-IFRS Financial Performance Measures section of this MD&A.

Bitfarms Ltd. Management’s Discussion and Analysis For the three months ended March 31, 2022

First Quarter 2022 Financial Results and Operational Highlights:

●	Revenues of $40.3 million; gross profit of $17.0 million (42% gross margin), operating income of $6.9 million (17% operating margin), and net income of $4.5 million;

●	Gross mining profit[1] of $30.1 million (76% gross mining margin);

●	Adjusted EBITDA[1] of $32.3 million (80% Adjusted EBITDA margin)

●	EBITDA[1] of $27.0 million (67% EBITDA margin);

●	Mined 961 Bitcoin with an average cost of $8,700 per Bitcoin[2] and held 5,244 Bitcoin valued at approximately $238.8 million as of March 31, 2022;

●	Increased Hashrate from 2.24 EH/s to 2.73 EH/s through the acquisition and installation of approximately 5,000 MicroBT Whatsminers. The Hashrate was further increased to 3.3 EH/s by the end of April 2022;

●	Drew an additional $40.0 million of the credit facility, bringing the total amount drawn to $100.0 million, with 3,064 of the Company’s 5,244 Bitcoin pledged as collateral as of March 31, 2022;

●	Secured new equipment financing providing net proceeds of $31.0 million;

●	Completed construction of the first phase of the Bunker facility adding 12 MW of power capacity;

●	Acquired the Garlock property, the last building needed to complete the Sherbrooke Expansion;

●	Uplisted to the Toronto Stock Exchange (“TSX”) from the TSX Venture Exchange on April 8, 2022; and

●	Raised $26.3 million of net proceeds through the Company’s at-the-market equity program, used mainly to meet payment commitments on orders of 49,200 miners, with expected deliveries throughout 2022.

Revenues

Revenues were $40.3 million for the three month period ended March 31, 2022 (“Q1 2022”) compared to $28.4 million for the same three month period in 2021 (“Q1 2021”).

(U.S. $ in thousands except where indicated)	Note	Bitcoin	(USD)	% Change
Revenues, including Volta, during the three-month period ended March 31, 2021		598	28,432	—
Impact of increase in average Bitfarms’ Bitcoin Hashrate in excess of the increase in difficulty during Q1 2022 as compared to Q1 2021	1	363	16,496	58%
Impact of difference in average Bitcoin price in Q1 2022 as compared to Q1 2021	2		(3,942)	(14)%
Other mining variance and change in Volta and hosting revenues			(657)	(2)%
Revenues for three months ended March 31, 2022		961	40,329	42%

Notes
1	Calculated as the difference in Bitcoin mined in Q1 2022 compared to Q1 2021 multiplied by Q1 2021 average Bitcoin price
2	Calculated as the difference in average Bitcoin price in Q1 2022 compared to Q1 2021 multiplied by Bitcoin mined in Q1 2022

The most significant factors impacting the increase in Bitfarms’ revenues in Q1 2022, compared to Q1 2021, are presented in the table above. Revenues increased mostly due to the increase in Bitfarms’ Hashrate in excess of the increase in network difficulty, offset by the decrease in average Bitcoin price.

[1]	Gross mining profit, Gross mining margin, EBITDA, EBITDA margin, Adjusted EBITDA and Adjusted EBITDA margin, are non-IFRS performance measures; refer to the Non-IFRS Financial Performance Measures section of this MD&A.
[2]	Represents the direct cost of Bitcoin based on the total electricity costs and, where applicable, hosting costs related to the Mining of Bitcoin, excluding electricity consumed by hosting clients, divided by the total number of Bitcoin mined.

Bitfarms Ltd. Management’s Discussion and Analysis For the three months ended March 31, 2022

Cost of Sales

Bitfarms’ cost of sales for Q1 2022 was $23.3 million compared to $9.1 million in Q1 2021. Cost of sales includes energy and infrastructure expenses, depreciation and amortization, electrician salaries and payroll taxes and purchases of electrical components. The increase in cost of sales was mainly due to the increase in energy and infrastructure expenses and non-cash depreciation and amortization expense. Energy and infrastructure expenses increased by $4.2 million, or 78%, partially due to the Company adding new Miners, which increased electricity utilization to an average of 94 MW during the quarter, compared to 59 MW for the same period in 2021, resulting in an increase in electricity costs of $3.3 million. The Company also invested additional resources to repair existing Mining hardware and upgrade existing facilities which added $0.6 million to energy and infrastructure expenses in Q1 2022 compared to the same quarter in the prior year. Depreciation and amortization expense increased by $10.0 million as the Company added new Miners and electrical infrastructure. The remaining difference is mainly due to the Company terminating its hosting agreements under which a third party operated the Company’s equipment, reducing energy and infrastructure costs by $0.2 million in Q1 2022 compared to Q1 2021.

General & Administrative Expenses

Bitfarms’ general and administrative expenses were $13.8 million in Q1 2022 compared to $2.8 million in Q1 2021. The increase of $11.0 million, or 393%, in general and administrative expense was mainly due to a non-cash $5.7 million increase in share based payment expense in connection with the Company’s grants of stock options subsequent to Q1 2021. In Q1 2022, the Company incurred $1.9 million of shipping costs and duties when transferring its older generation miners from Canada to Paraguay. Other factors contributing to the increase in general and administrative expenses in Q1 2022 compared to Q1 2021 were a $1.1 million increase in professional and other fees, mainly in connection with the consulting agreement with the previous owner of the Mining facility in Washington state, legal fees in connection with the Company’s ongoing compliance as a result of its Nasdaq listing, TSX uplisting and at-the-market offering and increased public and investor relations activities. The company also incurred a $0.7 million increase in salaries expense as a result of implementing incentive plans and hiring additional employees to support its international expansion. The Company’s insurance expense also increased by $1.1 million as a result of an appreciation in the insurable value of the Company’s assets and increased industry-specific insurance premiums, as well as greater corporate liability in connection with the Company’s Nasdaq listing. In Q1 2022, the Company incurred $0.2 million more of non-refundable taxes and duties compared to Q1 2021.

Net financial income and expenses

Bitfarms’ net financial income for Q1 2022 was $4.1 million compared to net financial expenses of $23.4 million in Q1 2021. The $27.5 million change was primarily related to a $19.5 million loss on the revaluation of warrants related to Private Placement closed on January 7, 2021 and the Dominion loan in Q1 2021, which were exercised in Q1 2021 and not applicable in Q1 2022, in addition to a loss on embedded derivative of $2.6 million in Q1 2021 that no longer existed in Q1 2022. The increase of $2.2 million in interest on credit facility and long-term debt in Q1 2022, compared to the same period last year, was mostly due to the Galaxy Digital credit facility which commenced on December 30, 2021. The increase in net financial income included a $10.9 million gain on disposition of marketable securities, mainly related to the funding of the Argentina Expansion, that did not exist in Q1 2021. The Company has funded its expansion in Argentina through the acquisition of marketable securities and in-kind contribution of these securities to a company in Argentina that it controls. The subsequent disposition of these marketable securities in exchange for Argentine Pesos gave rise to a gain as the amount received in Pesos that exceeded the amount of Pesos the Company would have received from a direct foreign currency exchange. Offsetting the gain on disposition of marketable securities was the provision on the Argentina VAT receivable of $2.9 million in Q1 2022, which did not exist in Q1 2021.

Bitfarms Ltd. Management’s Discussion and Analysis For the three months ended March 31, 2022

Selected Quarterly Information

(U.S. $ in thousands except earnings per share)	Q1 2022	Q4 2021	Q3 2021	Q2 2021	Q1 2021	Q4 2020	Q3 2020	Q2 2020*
Revenues	40,329	59,598	44,774	36,687	28,432	11,324	6,795	7,372
Net income (loss)	4,519	9,677	23,733	(3,675)	(7,605)	(5,374)	(4,761)	(3,730)
Basic net earnings (loss) per share	0.02	0.05	0.14	(0.02)	(0.06)	(0.06)	(0.06)	(0.04)

*	The Bitcoin Halving Event occurred on May 11, 2020, during Q2 2020.

(U.S. $ in thousands except where indicated)	Q1 2022	Q4 2021	Q3 2021	Q2 2021	Q1 2021	Q4 2020	Q3 2020	Q2 2020*
Net income (loss) before income taxes	10,957	17,937	34,706	(3,071)	(6,935)	(5,090)	(4,761)	(3,734)
Interest expense	3,010	837	788	897	898	1,756	1,563	1,400
Depreciation and amortization expense	13,066	10,287	6,261	4,920	3,008	2,834	2,924	2,750
EBITDA	27,033	29,061	41,755	2,746	(3,029)	(500)	(274)	416
Share based payment	6,105	10,036	5,787	6,342	420	403	534	254
Loss (gain) on revaluation of digital assets	(3,702)	3,869	(13,893)	14,885	—	—	—	—
Impairment on property, plant and equipment	—	1,800	—	—	—	—	—	—
Impairment reversal on property, plant and equipment	—	—	(1,860)	—	—	—	—	—
Net financial expenses (income) and other	2,907	(753)	70	(146)	22,310	3,653	105	765
Adjusted EBITDA	32,343	44,013	31,859	23,827	19,701	3,556	365	1,435

While the Bitcoin mining industry experiences volatility, it is typically not subject to seasonality. Seasonal fluctuations in electricity supply, however, may impact the Company’s operations. The majority of the Company’s operations during the above periods were in Quebec, where power was sourced directly from Hydro-Quebec, Hydro-Magog and Hydro-Sherbrooke. The Company also had operations in Washington state which were powered by the Grant County Power Utility District and had operations in Paraguay which were powered by Compañia de Luz y Fuerza S.A. Among other phenomenon, changing weather in Quebec, Washington state, Paraguay or other jurisdictions where the Company intends to operate may impact seasonal electricity needs, and periods of extreme cold or extreme hot weather may thus contribute to service interruptions in cryptocurrency mining operations.

For Q1 2022 details, refer to the Revenues section, Cash Flows included in the Liquidity and Capital Resources section and Washington Expansion and Paraguay Expansion included in the Capital Resources section of the MD&A.

Bitfarms Ltd. Management’s Discussion and Analysis For the three months ended March 31, 2022

Reconciliation of Non-IFRS measures

The Company utilizes a number of non-IFRS measures in assessing operating performance. Non-IFRS financial performance measures exclude the impact of certain items and are used internally when analyzing operating performance. Please refer to the “Caution Regarding Non-IFRS Financial Performance Measures” section of this MD&A for more information.

Reconciliation of Consolidated Net Income (loss) to EBITDA and Adjusted EBITDA

(U.S.$ in thousands except where indicated)	Three months ended
For the periods ended as indicated	March 31, 2022	March 31, 2021	$ Change	% Change
Net income (loss) before income taxes	10,957	(6,935)	17,892	258%
Interest expense	3,010	898	2,112	235%
Depreciation and amortization expense	13,066	3,008	10,058	334%
EBITDA	27,033	(3,029)	30,062	992%
Share based payment	6,105	420	5,685	nm
Gain on revaluation of digital assets	(3,702)	—	(3,702)	(100%)
Net financial expenses and other	2,907	22,310	(19,403)	(87%)
Adjusted EBITDA	32,343	19,701	12,642	64%

Calculation of Gross Mining Profit & Gross Mining Margin

(U.S.$ in thousands except where indicated)	Three months ended
For the periods ended as indicated	March 31, 2022	March 31, 2021	$ Change	% Change
Gross profit	17,037	19,312	(2,275)	(12)%
Non-mining revenues (1)	(604)	(696)	92	(13)%
Depreciation and amortization expense	13,066	3,008	10,058	334%
Purchases of electrical components and other	312	256	56	22%
Electrician salaries and payroll taxes	329	387	(58)	(15)%
Gross mining profit (2)	30,140	22,267	7,873	35%
Gross mining margin	76%	80%	—	—

(1) Non-mining revenues reconciliation:

(U.S.$ in thousands except where indicated)	Three months ended
For the periods ended as indicated	March 31, 2022	March 31, 2021	$ Change	% Change
Revenues	40,329	28,432	11,897	42%
Less mining related revenues for the purpose of calculating gross mining margin:
Mining revenues	(39,725)	(27,190)	(12,535)	46%
Hosting revenues	—	(546)	546	100%
Non-mining revenues	604	696	(92)	(13)%

(2)	“Gross mining profit” is defined as Gross profit excluding depreciation and amortization and other minor items included in cost of sales that do not directly relate to mining related activities. “Gross mining margin” is defined as the percentage obtained when dividing Gross mining profit by Revenues from mining related activities.

Bitfarms Ltd. Management’s Discussion and Analysis For the three months ended March 31, 2022

Geographical Information

Revenues

Bitfarms’ revenues were $40.3 million in Q1 2022, compared to $28.4 million in Q1 2021. The increase of $11.9 million, or 42%, in revenues was mainly due to US-based revenues of $9.8 million during Q1 2022 compared to $0.3 million in Q1 2021 from the Washington expansion. Revenues in Canada increased by $1.8 million Q1 2022 when compared to the same period in the previous year. Further adding to the increase of revenues were the Paraguay revenues of $0.6 million in Q1 2022 compared to $nil in Q1 2021. For further details of the global increase in revenues, see the revenue reconciliation performed in the Consolidated Results of Operations section above.

Property, plant and equipment

As at March 31, 2022, Bitfarms had a property, plant and equipment (“PPE”) of $180.9 million compared to a $136.9 million as at December 31, 2021. The increase of $44.0 million, or 32% was primarily due to a $41.5 million increase of PPE in Canada, mainly relating to the delivery of approximately 12,000 miners from the Company’s 48,000 unit order and was offset by a $4.7 million decrease of PPE in the US mostly due to depreciation expense incurred. In Q1 2022, used miners from Canada were transferred to Paraguay explaining the majority of the PPE increase of $1.5 million in Paraguay. Bitfarms also added PPE of $5.7 million with the expansion in Argentina.

Liquidity and Capital Resources

As discussed below, the Company’s financing strategy involves utilizing short-term debt, long-term debt and equity instruments. The Company anticipates requiring additional funds to complete its growth plans discussed in the Expansions section of this MD&A.

Although the Company operates through subsidiaries, there are no material legal or practical restrictions on the ability of the subsidiaries to transfer funds to the Company.

Cash Flows

(U.S. $ in thousands except where indicated)	Three months ended
For the periods ended as indicated	March 31, 2022	March 31, 2021	$ Change	% Change
Cash, beginning of the period	125,595	5,947	119,648	nm
Cash flows from (used in):
Operating activities	(29,232)	(8,436)	(20,796)	247%
Investing activities	(111,010)	(28,746)	(82,264)	286%
Financing activities	91,940	84,264	7,676	9%
Exchange rate differences on currency translation	1	4	(3)	(75%)
Cash, end of the period	77,294	53,033	24,261	46%

Cash Flows used in Operating Activities

Cash flows used in operating activities increased by $20.8 million during the three months ended March 31, 2022, compared to the three months ended March 31, 2021. The Company incurred negative operating cash flows due to the Bitcoin retention program beginning January 2021 which led to 5,244 Bitcoin being held as of March 31, 2022 rather than being converted into fiat currency. The decrease in net cash flows from operating activities was primarily driven by higher energy and infrastructure costs, higher cash general & administrative expenses, taxes paid and additional long-term deposits placed in connection with the Company’s expansions.

Bitfarms Ltd. Management’s Discussion and Analysis For the three months ended March 31, 2022

Cash Flows used in Investing Activities

Cash flows used in investing activities increased by $82.3 million during the three months ended March 31, 2022, compared to three months ended March 31, 2021. This was primarily due to $22.6 million of net additions to PPE in Q1 2022 for Miners and infrastructure buildout compared to $6.9 million of net additions in Q1 2021. In addition, $43.2 million was used to purchase 1,000 Bitcoin as well as $45.1 million in advanced payments made on new PPE, mostly related to securing the delivery of 48,000 MicroBT Miners and 1,200 Bitmain Miners for delivery throughout 2022, as well as construction deposits relating to the Argentina expansion.

Cash Flows from Financing Activities

Cash flows from financing activities increased by $7.7 million during the three months ended March 31, 2022, compared to three months ended March 31, 2021. This was primarily due to $40.0 million proceeds from the new credit facility, $31.0 million of proceeds from new long-term debt and $26.3 million of net proceeds from the Company’s at-the-market equity program. These proceeds were partially offset by payments relating to long-term debt and lease liabilities of approximately $4.3 million and $1.0 million, respectively. In Q1 2021, $57.5 million was raised from the issuance of common shares and warrants and $41.2 million was raised from the exercise of warrants and stock options. These proceeds were offset by long-term debt and lease repayments of $13.4 million and $1.1 million, respectively, including the repayment of the Dominion loan.

Working Capital

As at March 31, 2022, Bitfarms had working capital of $180.9 million which is comparable to working capital of $185.9 million as at December 31, 2021.

Capital Resources

Bitfarms’ capital management objective is to provide the financial resources that will enable the Company to maximize the return to its shareholders while optimizing its cost of capital. In order to achieve this objective, the Company monitors its capital structure and makes adjustments as required in light of changes in economic conditions and the risks to which the Company is exposed. The Company’s strategy for achieving this objective is to maintain a flexible capital structure that optimizes the cost of capital at an acceptable level of risk, to preserve its ability to meet financial obligations as they come due, and to ensure the Company has sufficient financial resources to fund its organic and acquisitive growth.

The Company presently anticipates that additional financing will be required to complete the required remaining payments on its order of 48,000 Miners scheduled for delivery throughout 2022 and to complete construction of the Argentina and Sherbrooke expansions which are necessary for the Company to meet its objective of generating 8.0 Exahash of computing power by the end of 2022. The Company also anticipates that additional financing will be required to purchase the miners required to utilize its maximum capacity. In order to achieve these business objectives, the Company may liquidate or borrow against the Bitcoin that have been accumulated as of the date hereof as well as Bitcoin generated from ongoing operations, which may or may not be possible on commercially attractive terms.

Bitfarms may manage its capital structure by issuing equity, obtaining loan financing, adjusting capital spending, or disposing of assets. Refer to the Commitments and Liquidity Risk section of this MD&A for more details.

Bitcoin Retention Program

In early January 2021, the Company implemented a Bitcoin retention program pursuant to which the Company has added 3,301 Bitcoin to its balance sheet during the year ended December 31, 2021 and 1,943 during the three months ended March 31, 2022, including the purchase of 1,000 Bitcoin, for a total of 5,244 Bitcoin valued at approximately $238.8 million based on a Bitcoin price of approximately $45,500 as of March 31, 2022.

Bitfarms Ltd. Management’s Discussion and Analysis For the three months ended March 31, 2022

Expansions

The Company has described its expansion plans below under the sections “Sherbrooke Expansion”, “Argentina Expansion”, “Paraguay Expansion” and “Washington Expansion”. The Company has set a corporate goal of reaching 8.0 EH/s by the end of 2022. The Company anticipates that it’s Miners and orders for Miners with delivery scheduled in 2022 will be capable of producing up to 7.2 EH/s when operational. The Company’s existing infrastructure construction contracts are projected to provide capacity for 6.0 EH/s of Miners by year-end 2022, reflecting adjustments to its Argentina construction plan, and expansion opportunities in Canada and Paraguay. The Company’s 2022 quarterly ending Hashrate targets based on current infrastructure construction and miner deliveries schedules are 4.0 EH/s as of June 30, 2022, 4.2 EH/s as of September 30, 2022 and 6.0 EH/s as of December 31, 2022. The Company continues to evaluate opportunities that will provide the additional infrastructure and Mining hardware to reach and exceed its 8.0 EH/s goal by the end of 2022.

The estimated costs and timelines to achieve these expansion plans may change based on, among other factors, the prevailing price of Bitcoin, network difficulty, supply of cryptocurrency mining equipment, supply of electrical and other supporting infrastructure equipment, construction materials, currency exchange rates, the impact of COVID-19 on the supply chains described above and the Company’s ability to fund its initiatives. The Company’s expansion plans are reliant on a consistent supply of electricity at cost-effective rates; see the Economic Dependence on Regulated Terms of Service and Electricity Rates Risks of the MD&A for the year ended December 31, 2021 dated March 28, 2022 for further details.

Sherbrooke Expansion

Bitfarms completed Phases 1 and 2 of the Sherbrooke Expansion at the de la Pointe property in 2019, representing 30 MW of electrical infrastructure. In response to complaints concerning noise at the de la Pointe property and indications from Sherbrooke municipal officials that they were reviewing applicable regulations, the Company met with community residents and city officials on several occasions during 2020 and 2021.  The Company constructed a sound barrier wall at a cost of approximately $0.3 million in 2020 and invested $0.7 million to install quieter exhaust structures and fans as well as other sound mitigating measures, including real-time sound monitoring equipment and feedback channels for residents to communicate directly with the Company.

In September 2021, the Company reached an agreement with the City of Sherbrooke to gradually retire Phases 1 and 2 of the Sherbrooke Expansion. Under the agreement, the Company will reduce its consumption at the de la Pointe property to 18 MW at the earlier of the completion of 66 MW of new electrical infrastructure elsewhere in the City of Sherbrooke, or May 31, 2022. The Company will entirely relocate its operations from Phases 1 and 2 of the Sherbrooke Expansion at the earlier of the completion of 80 MW of new electrical infrastructure in the City of Sherbrooke, or February 28, 2023. In addition, the Company has the option to sell the building currently housing Phases 1 and 2 of the Sherbrooke Expansion to the City of Sherbrooke for approximately $2.3 million ($3.0 million CAD). The agreement does not restrict the Company to sell the building to a third party.

The Company entered into lease agreements for two new facilities in Sherbrooke: “Leger” and “The Bunker”. These facilities will include similar sound mitigating mechanisms as were successfully installed in the de la Pointe facility. Construction in Leger is expected to be completed in the first half of 2022 with 30 MW of capacity available which can accommodate up to 8,000 new generation miners producing approximately 800 PH/s. Construction for 16 MW of the 30 MW was completed during Q1 2022 and on April 6, 2022, Leger was operational and is currently adding over 250 PH/s with 2,500 latest generation miners. The Bunker, representing 48 MW of capacity, is expected to be completed in three phases during 2022, and capable of accommodating 13,000 new generation miners producing approximately 1.3EH/s. Construction of the Bunker is expected to occur in three separate phases:

●	Phase one, representing 18 MW, was constructed in a pre-existing building. Internal infrastructure work began in Q4 2021 with the first 12 MW becoming operational in March 2022, and the remaining 6 MW scheduled for completion in mid-2022.

●	Phase two, representing 18 MW, is in a portion of the building still under construction. Internal infrastructure work has begun and is scheduled to be operational in mid-2022.

●	Phase three, representing the remaining 12 MW, is in a portion of the building that is under construction and operations are expected to commence in the second half of 2022.

Bitfarms Ltd. Management’s Discussion and Analysis For the three months ended March 31, 2022

The expected capital cost for the construction of the infrastructure for Leger and The Bunker is approximately $17 million to $19 million. As of the date of this MD&A, the Company has completed Phase one of the Bunker and the 30 MW Leger facility. As of March 31, 2022, the Company acquired $12.7 million of property, plant and equipment and placed $1.9 million of additional deposits for property plant and equipment for the construction of Leger and The Bunker. The Company plans to deploy a significant portion of its order of 48,000 MicroBT miners at these facilities, with deliveries scheduled to arrive throughout 2022. The Miners expected to be installed in Sherbrooke have an an estimated cost of $80 to $90 million. As of March 31, 2022, the Company added approximately 12,000 miners with a cost of $42.6 million. The Company’s commitments in connection with its order of 48,000 MicroBT Miners are outlined in the Commitments and Liquidity Risk section of this MD&A. The Company anticipates that these costs will be shared between the Leger and The Bunker facilities. In March 2022, the Company acquired an existing building in Sherbrooke (“Garlock”) at a cost of approximately $1.8 million and the issuance of 25,000 common share purchase warrants to the seller featuring a two-year life and a strike price of $3.47. The Garlock property, which is expected to be completed in one phase and be operational by the first quarter of 2023, represents 18 MW of electrical infrastructure at an estimated cost of approximately $4.5 million, excluding the cost of the property. The Garlock property, combined with the Bunker and Leger properties, are intended to replace the de la Pointe property and fully utilize the Company’s power contracts in the municipality in accordance with the Company’s agreement with the City of Sherbrooke reached in September 2021.

Argentina Expansion

In April 2021, the Company entered into an eight-year power purchase agreement for up to 210 MW with a private Argentinian power producer. The agreement establishes that the power producer will supply the Company with power at a rate of $0.02 per kilowatt hour for the first four years, up to a maximum amount of 1,103,760 megawatt hours per year and is subject to certain adjustments, variable pricing components and conditions. The pricing on the remaining four years of the eight year energy contract will be determined by a formula that is largely dependent on natural gas prices. The agreement also allows for the power producer to renegotiate the $0.02 per kilowatt hour rate if the ratio of the exchange rate under the blue-chip swap mechanism used in Argentina to the official exchange rate is less than 1.50. For further details on the Company’s power purchase agreement, refer to the Economic Dependence on Regulated Terms of Service and Electricity Rates Risks section of the MD&A for the year ended December 31, 2021 dated March 28, 2022. In July 2021, the Company entered into an eight-year lease agreement, comprising annual payments of approximately $0.1 million, with the power producer to lease land within the power producer’s property for the mining facility’s construction. In September 2021, the Company entered into a contract with Proyectos y Obras Americanas S.A. (“PROA”) to provide engineering, procurement, and construction services for the Argentina facility. PROA specializes in utility-grade electrical infrastructure and civil construction with relevant expertise in the design and construction of electrical interconnections, high voltage electrical lines, and transformers needed for operations of the size of the planned Argentina facility. The Company has also engaged Dreicon S.A. as an independent engineering firm to oversee construction, quality control and project milestones for the Company’s projected buildout schedule. As of March 31, 2022, the Company has placed deposits of $23.4 million with suppliers for construction costs, acquired $6.2 million of property, plant and equipment, incurred $0.3 million of expenditures relating to design and feasibility studies and recorded cumulative gains on disposition of marketable securities of $17.1 million associated with the conversion of funds into the Argentine Pesos for disbursements. The facility, if fully developed, is expected to comprise up to four separate warehouse-style buildings. The adverse impact of recent geopolitical events on natural gas prices is leading the Company to reassess the timing and scale of its build-out of this facility. The first warehouse, which is included in the capacity needed to reach the 6.0 EH/s figure, represents approximately 50 MW of incremental infrastructure capacity and is expected to be completed in October 2022. The second warehouse represents approximately 50 MW of infrastructure capacity is expected to be completed in Q1 2023. The costs of developing the two warehouses is currently estimated to range from $55 million to $65 million, net of any expected gains on disposition of marketable securities in connection with the Company’s mechanism for funding the Argentina Expansion, as described above, and excluding importation costs. All four warehouses, if built, are expected to be able to accommodate over 55,000 new generation Miners, and be capable of producing approximately 5.5 EH/s. The Company plans to deploy a significant portion of its order of 48,000 MicroBT miners at this facility, with deliveries currently scheduled to arrive throughout 2022. The Company’s commitments in connection with its order of 48,000 MicroBT Miners are outlined in the Commitments and Liquidity Risk section of this MD&A.

Bitfarms Ltd. Management’s Discussion and Analysis For the three months ended March 31, 2022

Paraguay Expansion

During the year ended December 31, 2021, the Company entered into an annually renewable 10 MW power purchase agreement with a power producer in Paraguay at a current effective electricity cost of $0.036 per kilowatt hour. The Company also entered into a five-year lease agreement with the same counterparty, beginning August 1, 2021 with monthly payments of $20,000 to lease land at the existing facility and, separately, entered into a construction contract to develop the facility. The construction of the facility cost $1.1 million and was completed in December 2021 and became operational in January 2022. Currently, the facility accommodates 2,900 of the Company’s older generation Miners and generates approximately 110 PH/s.

Washington Expansion

On November 9, 2021, the Company completed the acquisition of a facility in Washington state consisting of 12 MW of hydro-electric power purchase agreements, an additional 12 MW of in-process applications for expanded power-purchase agreements, transformers with 17 MW of capacity, land, buildings, electrical distribution equipment and a below market lease for a 5 MW facility that expires on November 8, 2022. The Company is currently operating 17 MW of electrical infrastructure with the majority of the Company’s Antminer S19j Pro Miners generating approximately 570 PH/s in this facility. The Company’s power supplier has provided a preliminary indication that the first 6 MW of in-process applications are estimated to be energized in Q3 2022 with the remaining 6 MW of in-process applications estimated to be energized in Q2 2024. The Company estimates incremental capital expenditures of $4.8 million in order to operationalize the first 6 MW. As at March 31, 2022, the Company had placed deposits for 6 MW of immersion cooling technology in the amount of $1.5 million. Upon closing of the transaction, the Company transferred approximately $23.0 million in cash and 414,508 Common shares with a value of $3.7 million on the closing date. The net identifiable assets acquired include: electrical distribution equipment valued at $6.0 million, buildings valued at $0.7 million, land valued at $0.1 million and a favourable lease valued at $2.0 million. The acquisition resulted in the Company recording goodwill of $17.9 million.

Off-Balance Sheet Arrangements

As at May 16, 2022, the Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the financial performance or financial condition of the Company including, without limitation, such considerations as liquidity and capital resources.

Share Capital

As of the date of this MD&A, the Company has 203,115,069 common shares outstanding, 6,092,983 vested and 6,518,750 unvested stock options, 19,452,797 warrants outstanding and 200,000 restricted stock units. There are no preferred shares outstanding.

Bitfarms Ltd. Management’s Discussion and Analysis For the three months ended March 31, 2022

At-The-Market Equity Program

Bitfarms commenced an at-the-market (ATM) equity program on August 16, 2021, by means of a prospectus supplement dated August 16, 2021, to the Company’s short form base shelf prospectus dated August 12, 2021, and U.S. registration statement on Form-F-10, which includes the base shelf prospectus. The Company may, at its discretion and from time-to-time sell common shares of the Company as would result in the Company receiving aggregate proceeds of up to $500 million. During the year ended December 31, 2021, the Company issued 23,922,928 common shares in exchange for gross proceeds of $150.3 million at an average share price of approximately $6.28USD. The Company received net proceeds of $145.6 million after paying commissions of $4.5 million to the Company’s agent, in addition to $0.2 million of other transaction fees. During the three months ended March 31, 2022, the Company issued 6,820,709 common shares in exchange for gross proceeds of $27.2 million at an average share price of approximately $3.99USD. The Company received net proceeds of $26.3 million after paying commissions of $0.8 million to the Company’s agent, in addition to $0.1 million of other transaction fees. Since the ATM commenced, the Company has issued 30,743,637 common shares for net proceeds of $171.9 million as of March 31, 2022.

The Company has used and intends to continue to use the proceeds from the ATM equity program to support the growth and development of the Company’s Mining operations, as described under the Expansions section of this MD&A, as well as for working capital and general corporate purposes. Described below are the actual use of proceeds from the commencement of the ATM equity program through March 31, 2022:

(U.S. $ in thousands except where indicated)
Categories	Use of proceeds as of March 31, 2022
MicroBT Miners	$78,028
Bitmain Miners	21,852
Washington Expansion	24,491
Sherbrooke Expansion	14,575
Argentina Expansion, net of gain on disposition of marketable securities	18,376
Cowansville Expansion	573
Paraguay Expansion	3,114
$161,009

There has been no impact on the ability of the Company to achieve its business objectives and milestones. The Company intends to continue to explore expansion opportunities in new and existing facilities, subject to market conditions and the ability to continue to obtain suitable financing.

Bitfarms Ltd. Management’s Discussion and Analysis For the three months ended March 31, 2022

Financial Instruments and Risks

The Company’s financial assets include cash, trade receivables, and other assets. The Company’s financial liabilities include trade payables and accrued liabilities, credit facility, and long-term debt.

The Company’s financial instruments expose it primarily to credit, counterparty, liquidity, foreign currency, concentration and custody of digital assets risks.

Credit Risk and Counter Party Risk

Credit risk and counter party risk is the risk of an unexpected loss if a third party fails to meet its contractual obligations, including cash and cash equivalents. There is a risk of suppliers of mining hardware failing to meet their contractual obligations, that may result in late deliveries or significant long-term deposits and equipment prepayments that are not realized. The Company attempts to mitigate this risk by procuring mining hardware from larger more established suppliers with whom the company has existing relationships and knowledge of their reputation in the market, as described in Note 8 of the first quarter 2022 unaudited interim period condensed consolidated financial statements. The Company also insures the majority of its construction deposits for the Argentina facility in order to mitigate the risk of supplier’s not meeting their contractual obligations. The risk regarding cash and cash equivalents is mitigated by holding the majority of the Company’s cash and cash equivalents through a Canadian chartered bank. The credit risk regarding trade receivables are derived mainly from sales to Volta’s third-party customers. The Company performs ongoing credit evaluations of its customers. An allowance for doubtful accounts is determined based on amounts that the Company has determined to be doubtful of collection. The allowance for doubtful accounts is based on management’s assessment of a customer’s credit quality as well as subjective factors and trends, including the aging of receivable balances.

Commitments and Liquidity Risk

Liquidity risk is the risk that the Company will not be able to pay its financial obligations when they become due. The Company’s policy is to monitor its cash balances, Bitcoin holdings and planned cash flows generated from operations and financing activities to ensure, as far as possible, that it maintains sufficient liquidity to meet its projected financial obligations.

The Company has entered into agreements with Mining hardware manufacturers that require significant deposits in advance of receiving the revenue generating equipment. The Company may manage its capital structure by issuing equity, obtaining loan financing, adjusting capital spending, or disposing of assets in order to maintain sufficient liquidity to meet its contractual obligations with Mining hardware manufacturers.

The Company has deposits on Mining hardware and electrical components in the amount of $70.9 million. These deposits are mainly for orders placed on 48,000 Whatsminer miners and 1,200 Antminers with expected delivery throughout 2022. The table below outlines the Company’s remaining payment obligations in connection with the 48,000-unit and 1,200 Antminer purchase agreements described above, presented in thousands of U.S. dollars:

March 31,
2022
Three months ending June 30, 2022	51,276
Three months ending September 30, 2022	28,391
Three months ending December 31, 2022	13,890
$93,557

Bitfarms Ltd. Management’s Discussion and Analysis For the three months ended March 31, 2022

The Company will require additional sources of financing to meet the payment obligations included in the table above. If the Company were unable to obtain such financing, or if the Bitcoin price and network difficulty adversely impacted the Company’s liquidity, then the Company may have difficulty meeting its payment obligations. If the Company were unable to meet its payment obligations, there could result in the loss of equipment prepayments and deposits paid by the Company under the purchase agreements and remedial legal measures taken against the Company which may include damages and forced continuance of the contractual arrangement. Under these circumstances, the Company’s growth plans and ongoing operations could be adversely impacted.

The Company has observed high demand and supply constraints for Mining hardware in recent periods. In order to meet its growth objectives, the Company may enter into additional contracts for Mining hardware that may require significant additional deposits and fixed contractual payments. These contracts would be subject to risks that are similar to the Company’s existing contracts, mainly with respect to the Company’s liquidity and ability to meet its payment obligations as well as counterparty risks, including delays in delivery and deposits that may not be realized.

Lease liabilities include financial obligations with contractual maturities, inclusive of interest, presented in thousands of U.S. dollars as of March 31, 2022, as follows:

March 31,
2022
2022	$5,208
2023	2,846
2024	2,111
2025	1,982
2026 and thereafter	7,721
$19,868

Long-term debt includes financial obligations with contractual maturities, inclusive of interest on long-term debt, and the Company’s revolving credit facility, presented in thousands of U.S. dollars as of March 31, 2022, as follows:

March 31,
2022
2022	$122,964
2023	18,518
2024 and thereafter	2,717
$144,199

The Company’s credit facility, with an outstanding balance of $100.0 million as of March 31, 2022, is secured by Bitcoin, with the minimum value of Bitcoin pledged as collateral calculated as 143% of the amount borrowed. The Company is required to contribute additional collateral to the Lender any time the value of the Bitcoin pledged as collateral is below 133% of the amount borrowed. The Company also has the right to require the Lender to return any Bitcoin when the value of the Bitcoin pledged as collateral exceeds 143% of the amount borrowed. A substantial decrease in Bitcoin price may result in the Company being unable to meet the minimum Bitcoin collateral requirements, which could result in the disposition of the Company’s Bitcoin pledged as collateral by the Lender or repayment of the facility in fiat currency on demand.

Bitfarms Ltd. Management’s Discussion and Analysis For the three months ended March 31, 2022

Foreign Currency Risk

The Company is exposed to fluctuations in currency exchange rates, which could negatively affect its financial condition and results of operations. Exchange rate fluctuations may affect the costs that the Company incurs in its operations. Cryptocurrencies are generally sold in U.S. dollars and the Company’s costs with respect to its Canadian and Argentine operations are incurred principally in Canadian dollars and the Argentine Peso. The appreciation of non-U.S. dollar currencies against the U.S. dollar could increase the cost of Mining and the Company’s expansion activities in U.S. dollar terms. In addition, the Company holds cash balances in U.S. dollars, Canadian dollars and Argentine Pesos, the values of which are impacted by fluctuations in currency exchange rates. In particular, the Company expects to hold cash and significant value-added taxes receivable in Argentine Pesos. Historically, the Argentina Peso has devalued significantly when compared to the U.S. dollar due to high levels of inflation in Argentina, which may result in the Company incurring future foreign exchange losses on its Argentine Peso denominated balances. As described in the Argentina Expansion, the power purchase agreements allows the power producer to renegotiate the $0.02 per kilowatt hour rate if the ratio of the exchange rate under the blue-chip swap mechanism used in Argentina to the official exchange rate is less than 1.50.

Concentration risk

Concentration risk arises as a result of the concentration of exposures within the same category, whether it is geographical location, product type, industry sector or counterparty type. The Company is primarily engaged in the cryptocurrency mining industry that is a highly volatile market with significant inherent risk. The Company also holds a significant portion of its working capital in Bitcoin and has a revolving credit facility collateralized by Bitcoin and subject to margin calls. A significant decline in the market prices of cryptocurrencies, an increase in the difficulty of cryptocurrency mining, changes in the regulatory environment and adverse changes in other inherent risks can significantly negatively impact the Company’s operations and the carrying value of its assets. The Company does not currently hedge the conversion of cryptocurrencies to fiat currency.

Custody of digital assets

The Company’s crypto assets, currently Bitcoin, is mined to multi-signature wallets that the Company controls. On a regular basis, the Company transfers Bitcoin from its multi-signature wallets to an external third-party custodian, Coinbase Custody, LLC (“Coinbase Custody”). Coinbase Custody is a US based fiduciary and qualified custodian under New York Banking Law and is licensed by the State of New York to custody digital assets. Currently, Coinbase Custody provides only custodial services to the Company and does not use a sub-custodian. Coinbase Custody is not a related party to the Company. Coinbase Custody is a fiduciary of § 100 of the New York Banking Law and is licensed to custody its clients’ digital assets in trust on their behalf. Coinbase Custody is a qualified custodian for purposes of § 206 (4) -2(d)(6) of the Advisers Act.

In early January 2021, the Company implemented a Bitcoin retention program, pursuant to which the Company has added 5,831 Bitcoin valued at $170.8 million to its balance sheet as of May 13, 2022. As of the date of this MD&A, 99% of the Company’s Bitcoin are held in custody with Coinbase Custody or held as collateral within Coinbase Custody by Galaxy Digital LLC, the counterparty to the Company’s revolving credit facility.

Bitfarms Ltd. Management’s Discussion and Analysis For the three months ended March 31, 2022

Coinbase Custody maintains an insurance policy of $320 million for its cold storage, however, the Company cannot ensure that the limits of this policy would be available to the Company or, if available, sufficient to make the Company whole for any Bitcoins that are lost or stolen. The Company is unaware of: (i) any security breaches involving Coinbase Custody which have resulted in the Company’s crypto assets being lost or stolen, and (ii) anything with regards to Coinbase Custody’s operations that would adversely affect the Company’s ability to obtain an unqualified audit opinion on its audited financial statements. In its quarterly filings published May 10, 2022, Coinbase disclosed that in the event of bankruptcy custodially held crypto assets could be considered to be the property of a bankruptcy estate, and that in the event of a bankruptcy, the crypto assets held in custody could be subject to bankruptcy proceedings with Coinbase Custody’s customers being treated as general unsecured creditors. The Company’s crypto assets held in custody with Coinbase may not be recoverable in the event of bankruptcy by Coinbase or its affiliates. Regardless of efforts made by the Company to securely store and safeguard assets, there can be no assurance that the Company’s cryptocurrency assets will not be defalcated through hacking or other forms of theft.

Risk Factors

The Company is subject to a number of risks and uncertainties and is affected by several factors which could have a material adverse effect on the Company’s business, financial condition, operating results, and/or future prospects. These risks should be considered when evaluating an investment in the Company and may, among other things, cause a decline in the price of the Corporation’s shares.

The risks and uncertainties which Management considers as the most material to the Corporation’s business are described in the section entitled, Other Risks, of the Company’s MD&A for the year-ended December 31, 2021 dated March 28, 2022. Other than the disclosure above, these risks and uncertainties have not materially changed.

Related Party Transactions

During the three months ended March 31, 2022, the Company had the following transactions with related parties:

1.	Bitfarms made rent payments totaling approximately $0.1 million for the three months ended March 31, 2022, (three months ended March 31, 2021: $0.1 million) to companies controlled by certain directors.

2.	Bitfarms entered into consulting agreements with two of the directors. The consulting fees charged by directors totaled approximately $0.2 million for three months ended March 31, 2022 (three months ended March 31, 2021: $0.1 million).

The transactions listed above were incurred in the normal course of operations.

Bitfarms Ltd. Management’s Discussion and Analysis For the three months ended March 31, 2022

Recent and Subsequent Events

At-The-Market Equity Program

During the period from April 1, 2022, to May 16, 2022, the Company issued 1,488,467 common shares in exchange for gross proceeds of $4.7 million at an average share price of approximately 3.16 USD. The Company received net proceeds of $4.6 million after paying commissions of $0.1 million to the Company’s agent.

Extension of lease in Saint-Hyacinthe

On April 1, 2022, the Company signed a lease extension for its facility in Saint-Hyacinthe, Quebec for 5 years with monthly payments totaling $31 ($38,667 CAD) which is expected to take effect in October 2022.

Significant Accounting Estimates

The Company’s unaudited interim condensed consolidated financial statements have been prepared in accordance with IAS 34, “Interim Financial Reporting,” as issued by the International Accounting Standards Board and are based on the same accounting policies as those used in the preparation of the Company’s audited consolidated financial statements for the year ended December 31, 2021.

Please refer to Note 2, Basis of presentation and significant accounting policies and Note 3, Significant accounting judgement and estimates, of the Company’s 2021 audited consolidated financial statements for more information about the significant accounting policies and the significant accounting judgments and estimates used to prepare the unaudited interim condensed consolidated financial statements, respectively.

Caution Regarding Forward-Looking Statements

This MD&A contains forward-looking statements about the Company’s objectives, plans, goals, aspirations, strategies, financial condition, results of operations, cash flows, performance, prospects, opportunities and legal and regulatory matters. Specific forward-looking statements in this MD&A include, but are not limited to, statements with respect to the Company’s anticipated future results, events and plans, strategic initiatives, future liquidity, and planned capital investments. Forward-looking statements are typically identified by words such as “expect”, “anticipate”, “believe”, “foresee”, “could”, “estimate”, “goal”, “intend”, “plan”, “seek”, “strive”, “will”, “may”, “maintain”, “achieve”, “grow”, “should” and similar expressions, as they relate to the Company and its management.

Bitfarms Ltd. Management’s Discussion and Analysis For the three months ended March 31, 2022

Forward-looking statements reflect the Company’s current estimates, beliefs and assumptions, which are based on management’s perception of historical trends, current conditions and expected future developments, as well as other factors it believes are appropriate in the circumstances. The Company’s expectation of operating and financial performance is based on certain assumptions including assumptions about operational growth, anticipated cost savings, operating efficiencies, anticipated benefits from strategic initiatives, future liquidity, and planned capital investments. The Company’s estimates, beliefs and assumptions are inherently subject to significant business, economic, competitive and other uncertainties and contingencies regarding future events and as such, are subject to change. The Company can give no assurance that such estimates, beliefs and assumptions will prove to be correct.

Numerous risks and uncertainties could cause the Company’s actual results to differ materially from those expressed, implied or projected in the forward-looking statements. Such risks and uncertainties include:

●	Bitcoin Halving event;

●	COVID 19 pandemic;

●	Counterparty risk;

●	the availability of financing opportunities and risks associated with economic conditions, including Bitcoin price and Bitcoin network difficulty;

●	the speculative and competitive nature of the technology sector;

●	dependency in continued growth in blockchain and cryptocurrency usage;

●	limited operating history and share price fluctuations;

●	cybersecurity threats and hacking;

●	controlling shareholder risk;

●	risk related to technological obsolescence and difficulty in obtaining hardware;

●	economic dependence on regulated terms of service and electricity rates

●	increases in commodity prices or reductions in the availability of such commodities could adversely impact our results of operations;

●	permits and licenses;

●	server failures;

●	global financial conditions;

●	tax consequences;

●	environmental regulations and liability;

Bitfarms Ltd. Management’s Discussion and Analysis For the three months ended March 31, 2022

●	erroneous transactions and human error;

●	facility developments;

●	non-availability of insurance;

●	loss of key employees;

●	lawsuits and other legal proceedings and challenges;

●	conflict of interests with directors and management;

●	political and regulatory risk;

●	adoption of ESG practices and the impacts of climate change;

●	third party supplier risks; and

●	other factors beyond the Company’s control.

The above is not an exhaustive list of the factors that may affect the Company’s forward-looking statements. For a complete list of factors that could affect the Company, please refer to the risk factors contained in the section “Risk Factors” of the Annual Information Form of the Company dated March 28, 2022. Other risks and uncertainties not presently known to the Company or that the Company presently believes are not material could also cause actual results or events to differ materially from those expressed in its forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect the Company’s expectations only as of the date of this MD&A. Except as required by law, the Company does not undertake to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Caution Regarding Non-IFRS Financial Performance Measures

This MD&A makes reference to certain measures that are not recognized under IFRS and do not have a standardized meaning prescribed by IFRS.  They are therefore unlikely to be comparable to similar measures presented by other companies.  The Company uses non-IFRS measures including “EBITDA,” “EBITDA margin,” “Adjusted EBITDA,” “Adjusted EBITDA margin,” “Gross mining profit,” and “Gross mining margin” as additional information to complement IFRS measures by providing further understanding of the Company’s results of operations from management’s perspective.

EBITDA and EBITDA margin are common measures used to assess profitability before the impact of different financing methods, income taxes, depreciation of capital assets and amortization of intangible assets. Adjusted EBITDA and Adjusted EBITDA margin are measures used to assess profitability before the impact of all of the items in calculating EBITDA in addition to certain other non-cash expenses. Gross mining profit and Gross mining margin are measures used to assess profitability after power costs in cryptocurrency production, the largest variable expense in Mining. Management uses non-IFRS measures in order to facilitate operating performance comparisons from period to period and to prepare annual operating budgets.

Bitfarms Ltd. Management’s Discussion and Analysis For the three months ended March 31, 2022

“EBITDA” is defined as net income (loss) before: (i) interest expense; (ii) income tax expense; and (iii) depreciation and amortization. “EBITDA margin” is defined as the percentage obtained when dividing EBITDA by Revenues. “Adjusted EBITDA” is defined as EBITDA adjusted to exclude: (i) share-based compensation; (ii) non-cash finance expenses; (iii) asset impairment charges; (iv) revaluation gains or losses on digital assets and (v) other non-cash expenses. “Adjusted EBITDA margin” is defined as the percentage obtained when dividing Adjusted EBITDA by Mining related Revenues. “Gross mining profit” is defined as Gross Profit before: (i) non-mining revenues; (ii) depreciation and amortization; (iii) purchase of electrical components and other expenses; and (iv) electrician salaries and payroll taxes. “Gross mining margin” is defined as the percentage obtained when dividing Gross mining profit by Mining related revenues.

These measures are provided as additional information to complement IFRS measures by providing further understanding of the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of the Company’s financial information reported under IFRS. Reconciliations from IFRS measures to non-IFRS measures are included throughout this MD&A.

Internal Controls

Changes in internal control over financial reporting

There have been no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting during the quarter ended March 31, 2022.

Additional Information

Additional information and other publicly filed documents relating to the Company are available through the internet on SEDAR at www.sedar.com.

Glossary of Terms

ASIC: ASIC stands for Application Specific Integrated Circuit and refers primarily to specific computer devices designed to solve the SHA-256 algorithm, as well as other machines used in the Mining of Litecoin which use the Scrypt algorithm.

Bitcoin: Bitcoin is a decentralized digital currency that is not controlled by any centralized authority (e.g. a government, financial institution or regulatory organization) that can be sent from user to user on the Bitcoin network without the need for intermediaries to clear transactions. Transactions are verified through the process of Mining and recorded in a public ledger known as the Blockchain. Bitcoin is created when the Bitcoin network issues Block Rewards through the Mining process.

Bitfarms Ltd. Management’s Discussion and Analysis For the three months ended March 31, 2022

Block Reward: A Bitcoin block reward refers to the new bitcoin that are awarded by the Blockchain network to eligible cryptocurrency miners for each block they successfully mine. The current block reward is 6.25 Bitcoin per block.

Blockchain: A Blockchain is a cloud-based public ledger that exists on computers that participate on the network globally. The Blockchain grows as new sets of data, or ‘blocks’, are added to it through Mining. Each block contains a timestamp and a link to the previous block, such that the series of blocks form a continuous chain. Given that each block has a separate hash and each hash requires information from the previous block, altering information an established block would require recalculating all the hashes on the Blockchain which would require an enormous and impracticable amount of computing power. As a result, once a block is added to the Blockchain it is very difficult to edit and impossible to delete.

Exahash: One quintillion (1,000,000,000,000,000,000) hashes per second or one million Terahash

Hash: A hash is a function that converts or maps an input of letters and numbers into an encrypted output of a fixed length, which outputs are often referred to as hashes. A hash is created using an algorithm. The algorithm used in the validation of Bitcoin transactions is the SHA-256 algorithm.

Hashrate: Hashrate refers to the number of hash operations performed per second and is a measure of computing power in Mining cryptocurrency.

Megawatt: A megawatt is 1,000 kilowatts of electricity and, in the industry of cryptocurrency Mining, is typically a reference to the number of megawatts of electricity per hour that is available for use.

Miners: ASICs used by the Company to perform Mining.

Mining: Mining refers to the process of using specialized computer hardware, and in the case of the Company, ASICs, to perform mathematical calculations to confirm transactions and increase security for the Bitcoin Blockchain. As a reward for their services, Bitcoin Miners collect transaction fees for the transactions they confirm, along with newly created Bitcoin as Block Rewards.

Mining Pool: A Mining pool is a group of cryptocurrency miners who pool their computational resources, or Hashrate, in order to increase the probability of finding a block on the Bitcoin Blockchain. Mining pools administer regular payouts to mitigate the risk of Miners operating for a prolonged period of time without finding a block.

Network Difficulty: Network difficulty is a unitless measure of how difficult it is to find a hash below a given target. The Bitcoin network protocol automatically adjusts Network Difficulty by changing the target every 2,016 blocks hashed based on the time it took for the total computing power used in Bitcoin Mining to solve the previous 2,016 blocks such that the average time to solve each block is ten minutes.

Network Hashrate: Network Hashrate refers to the total global Hashrate (and related computing power) used in Mining for a given cryptocurrency.

Petahash: One quadrillion (1,000,000,000,000,000) hashes per second or one thousand Terahash

SHA-256: SHA stands for Secure Hash Algorithm. The SHA-256 algorithm was designed by the US National Security Agency and is the cryptographic hash function used within the Bitcoin network to validate transactions on the Bitcoin Blockchain

Terahash: One trillion (1,000,000,000,000) hashes per second.